UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*


                            BackWeb Technologies Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   M15633 10 6
                                   -----------
                                 (CUSIP Number)

                                  July 1, 1999
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X]      Rule 13d-1(b)

 [ ]      Rule 13d-1(c)

 [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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




CUSIP No.  M15633 10 6


1 Name of Reporting Person: United States Trust Company of New York I.R.S. Identification No. of above person (entities only): 13-3818954

2    Check the Appropriate Box if a Member of a Group (See Instructions): (a)[ ]
                                                                          (b)[X]
3    SEC Use Only

4    Citizenship or Place of Organization: New York

                    5      Sole Voting Power:   0
     NUMBER OF
      SHARES        6      Shared Voting Power:   3,272,677 shares  (See Item 6)
   BENEFICIALLY
     OWNED BY       7      Sole Dispositive Power:    0
       EACH
     REPORTING      8      Shared Dispositive Power:  0
      PERSON
       WITH

9    Aggregate Amount  Beneficially  Owned by Each Reporting  Person:
                                                   3,272,677 shares (See Item 6)

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                         (See Instructions): [ ]
      Not Applicable.

11   Percent of Class Represented by Amount in Row (9): 9.3%

12   Type of Reporting Person: BK





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



Item 1.

(a)  Name of Issuer: BackWeb Technologies Ltd.

(b)  Address of Issuer's Principal Executive Offices:  3 Abba Hillel Street
                                                       Ramat Gan, Israel 52136
Item 2.

(a)  Name of Person Filing:     United States Trust Company of New York

(b)  Address of Principal Business
     Office or, if none, Residence:            114 West 47th Street, 25th Floor
                                               New York, N.Y. 10036

(c)  Citizenship or Place of Organization:      New York

(d)  Title of Class of Securities:      Ordinary Shares

(e)  CUSIP Number:    M15633 10 6

Item 3.  If  this   statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
         240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c).

(b) [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance  company as defined in section  3(a)(19) of the Act (15 U.S.C.
        78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).



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




(j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned (as of December 31, 1999):  3,272,677 shares (See
     Item 6)

(b)  Percent of class: 9.3%

(c)  Number of shares as to which the person has:

     (i)  sole power to vote or to direct the vote: 0

     (ii) shared power to vote or to direct the vote: 3,272,677 shares (See Item
          6)

     (iii) sole power to dispose or to direct the disposition of: 0

     (iv) shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

     Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     GS Capital Partners II, L.P. (an owner of more than 5% of the class of the Issuer's Ordinary Shares), GS Capital Partners II Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Stone Street Fund 1996, L.P., and Bridge Street Fund 1996, L.P. (collectively, the "Shareholders" and individually a "Shareholder"), entered into a Voting Trust Agreement, dated as of July 1, 1999, with United States Trust Company of New York as voting trustee (the "Voting Trustee"). Pursuant to the Voting Trust Agreement, the Shareholders agreed to deposit into the voting trust created under such agreement (the "Voting Trust") and transfer to the Voting Trustee all Ordinary Shares of the Issuer beneficially owned by the Shareholders. Under the Voting Trust Agreement, the Voting Trustee, among other things, will vote such Ordinary Shares with the majority of votes cast or, in certain circumstances, in proportion to the votes cast for all other Ordinary Shares outstanding or abstain from voting.




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


     Under the Voting Trust Agreement, (i) each Shareholder has the power to dispose or to direct the disposition of the Ordinary Shares deposited by such Shareholder into the Voting Trust and (ii) each Shareholder has the right to receive all dividends paid on the Ordinary Shares deposited by such Shareholder into the Voting Trust, including distribution of securities not entitled to vote on the Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable.

Item 8. Identification and Classification of Members of the Group

     Not Applicable.

Item 9. Notice of Dissolution of Group

     Not Applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     February 4, 2000

                                        United States Trust Company of New York, as Voting Trustee


                                        By: /s/Gerard F. Ganey
                                            ------------------
                                             Gerard F. Ganey
                                             Senior Vice President



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